UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2010 (November 15, 2010)
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)

COMPETITIVE TECHNOLOGIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-8696	36-2664428
(COMMISSION FILE NUMBER)	**(IRS EMPLOYER IDENTIFICATION NO.)**

777 Commerce Drive, Fairfield, Connecticut 06825
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(203) 368-6044
Registrant's telephone number, including area code:

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On November 15, 2010, the Board of Directors of Competitive Technologies, Inc. ("CTTC") approved a fiscal year-end change from July 31 to December 31, in order to align its fiscal periods with the calendar year.

CTTC will file its report covering the transition period on Form 10-K for the Five Months Ending December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPETITIVE TECHNOLOGIES, INC.
(Registrant)

Dated: November 18, 2010   By: /s/ Johnnie D. Johnson
                                                  Johnnie D. Johnson
                                                  Chief Executive Officer